UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Amendment No. 2)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
OF THE SECURITIES ACT OF 1934
WIDERTHAN CO., LTD.
(Name of Subject Company (Issuer))
REALNETWORKS, INC.
RN INTERNATIONAL HOLDINGS B.V.
(Names of Filing Persons (Offerors))

(1) Common Shares, par value KRW 500 per share
(2) American Depositary Shares, as evidenced by American Depositary Receipts, each representing one Common Share
(Title of Class of Securities)
The Common Shares, which are not traded on U.S. markets, have not been assigned a CUSIP number.
The CUSIP number for the related American Depositary Shares is 967593104.
(CUSIP Number of Class of Securities)
Robert Kimball, Senior Vice President, Legal and Business Affairs, General Counsel and Corporate Secretary
RealNetworks, Inc.
2601 Elliott Avenue, #1000
Seattle, Washington 98121
(206) 674-2700
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies of all Communications should be sent to:
Patrick J. Schultheis, Esq.
Michael S. Ringler, Esq.
Wilson Sonsini Goodrich & Rosati Professional Corporation
701 Fifth Avenue, Suite 5100
Seattle, WA 98104-7036
(206) 883-2500

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee

$337,713,033(1)	$36,135(2)

(1)	Estimated for purposes of calculating the filing fee only. This amount is based upon an estimate of the maximum number of shares to be purchased pursuant to the tender offer at the tender offer price of $17.05 per WiderThan Common Share and per WiderThan American Depositary Share.

(2)	The amount of the filing fee calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $107 for each $1,000,000 of value.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$36,135	Filing Party:	RealNetworks, Inc. and RN International Holdings B.V.
Form of Registration No.:	Schedule TO	Date Filed:	September 29, 2006

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:     ☐

      This Amendment No. 2 to the Tender Offer Statement on Schedule TO (this “Amendment”), filed with the Securities and Exchange Commission (the “SEC”) on October 23, 2006, amends and supplements the Tender Offer Statement on Schedule TO filed with the SEC on September 29, 2006 (the “Initial Statement”) by (i) RN International Holdings B.V., a private company with limited liability organized under the laws of the Netherlands (the “Offeror”) and an indirect wholly-owned subsidiary of RealNetworks, Inc., a Washington corporation (the “Parent”) and (ii) the Parent. This Amendment relates to the offer by the Offeror to purchase all outstanding common shares, par value KRW500 per share (the “Common Shares”) and all outstanding American Depositary Shares, each representing one Common Share and evidenced by an American Depositary Receipt issued by JP Morgan Chase Bank, N.A. (the “ADSs”) of WiderThan Co., Ltd, a company with limited liability organized under the laws of the Republic of Korea (the “Company”), at a purchase price of $17.05 per Common Share and per ADS (or any higher price per Common Share and per ADS that is paid in the tender offer the “Offer Price”), net to the seller in cash without interest thereon, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 29, 2006 (which, together with any amendments and supplements thereto, collectively constitute the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). Following the expiration of the Offer (as the same may be extended pursuant to Article I of the Combination Agreement), the portion of the Offer consideration to be paid in exchange for ADSs will be delivered to Mellon Investor Services LLC (the “ADS Depositary”) and the portion of the Offer consideration to be paid in exchange for Common Shares will be delivered to Samsung Securities Co., Ltd. (the “Common Share Depositary”). Holders of ADSs will receive the Offer Price in U.S. dollars, net to the seller in cash without interest thereon, less any required withholding taxes. Holders of Common Shares will receive the Korean Won equivalent of the Offer Price, calculated by converting the Offer Price into Korean Won using the conversion rate available to the Offeror on the business day on which the Offer consideration is transferred to the Common Share Depositary, net to the seller in cash without interest thereon, less any required withholding taxes.
      Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.
      The Offer is made pursuant to the Combination Agreement, dated September 12, 2006, by and among the Parent, the Offeror and the Company.
      The information in the Offer to Purchase and the related Letter of Transmittal is incorporated in this Amendment by reference to all of the applicable items in the Initial Statement, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 3.	Identity and Background of Filing Person.
      The information in Annex I to the Offer to Purchase set forth opposite “ING Management (Nederland), B.V.” in the column titled “Current Principal Occupation or Employment and Five-Year Employment History” is amended and restated as follows:
      “Managing Director A. ING Management (Nederland), B.V. (“ING Trust”) is an independent business unit of ING Group, a financial services corporation organized under the laws of the Netherlands. The business address of ING Trust is Teleportboulevard 140, 1043 EJ Amsterdam, the Netherlands. The business telephone number of ING Trust is 31-20-5405 800. The principal business of ING Trust is providing domiciliary, management and administrative services necessary to ensure that entities such as RN International Holdings comply with the legal requirements to maintain a company in the Netherlands. The officers of ING Trust are: Mr. H.M.C.M. Scholvinck, Chief Executive Officer; Mr. J.J. Bruins, Chief Financial Officer; and Mr. M.A.M. Verdult, Chief Operational Officer. The sole director of ING Trust is Mr. H.M.C.M. Scholvinck. Each of the foregoing identified individuals has been employed with ING Trust in his current capacity for the past five years.”
Item 4. Terms of the Transaction
     1. The seventh and eight paragraphs in the right-hand column of page 6 of the Offer to Purchase are hereby amended and restated as follows:
“Following the consummation of the Offer or, if the Offeror elects to provide for a subsequent offering period, following the subsequent offering period, the Company will terminate the existing ADS deposit agreement between the Company and JP Morgan Chase Bank, N.A., dated as of December 8, 2005 (referred to herein as the “Deposit Agreement”), under which the ADSs were issued. When the Deposit Agreement is terminated, each ADS will be converted into the right to receive one Common Share in exchange for such ADS. There is no public trading market for the Common Shares, and the Company would not be under any obligation to list the Common Shares or otherwise attempt to create such a market following any such termination.
The Company will apply for delisting of the ADSs from the Nasdaq Global Market and for termination of registration of the Common Shares and ADSs under the Exchange Act, as soon after the completion of the Offer as the requirements for such delisting and termination are met or, if the Offeror elects to provide for a subsequent offering period, as soon after the completion of the subsequent offering period as the requirements for such delisting and termination are met.”
     2. The second and third paragraphs under the question “If the Offer is consummated, what will happen to Common Shares and ADSs and will the Company remain a public company?” on page 13 of the Offer to Purchase are hereby amended and restated as follows:
     “Following the consummation of the Offer or, if the Offeror elects to provide for a subsequent offering period, following the subsequent offering period, the Company will terminate the existing Deposit Agreement, under which the ADSs were issued. When the Deposit Agreement is terminated, each ADS will be converted into the right to receive one Common Share in exchange for such ADS. There is no public trading market for the Common Shares, and the Company would not be under any obligation to list the Common Shares or otherwise attempt to create such a market following any such termination.
     Additionally, the Company will apply for delisting of the ADSs from the Nasdaq Global Market and for termination of registration of the Common Shares and ADSs under the Exchange Act, as soon after the completion of the Offer as the requirements for such delisting and termination are met or, if the Offeror elects to provide for a subsequent offering period, as soon after the completion of the subsequent offering period as the requirements for such delisting and termination are met.”
     3. The second and third paragraphs under the title “Effect of Offer on Listing, Market for Common Shares and ADSs; Deposit Agreement and SEC Registration” on page 32 of the Offer to Purchase are hereby amended and restated as follows:
     “Following the consummation of the Offer or, if the Offeror elects to provide for a subsequent offering period, following the subsequent offering period, the Company will terminate the existing ADS deposit agreement between the Company and JP Morgan Chase Bank, N.A., dated as of December 8, 2005 (referred to herein as the “Deposit Agreement”), under which the ADSs were issued. When the Deposit Agreement is terminated, each ADS will be converted into the right to receive one Common Share in exchange for such ADS. There is no public trading market for the Common Shares, and the Company would not be under any obligation to list the Common Shares or otherwise attempt to create such a market following any such delisting and termination.
     Additionally, the Company will apply for delisting of the ADSs from the Nasdaq Global Market as soon after the completion of the Offer as the requirements for such delisting are met or, if the Offeror elects to provide for a subsequent offering period, as soon after the completion of the subsequent offering period as the requirements for such delisting are met. To delist voluntarily, the Company will have to comply with the SEC’s rules issued under Section 12(d) of the Exchange Act, which include the filing of an application with the SEC, following which the SEC will publish a notice and accept comments relating to the proposed delisting.”
     4. The last sentence of the first full paragraph on page 33 of the Offer to Purchase is hereby amended and restated as follows:
     “The Offeror intends to and will cause the Company to apply for termination of registration of the Common Shares and ADSs under the Exchange Act as soon after the completion of the Offer as the requirements for such termination are met or, if the Offeror elects to provide for a subsequent offering period, as soon after the completion of the subsequent offering period as the requirements for such termination are met.”
     5. The last sentence of the first full paragraph on page 53 of the Offer to Purchase is hereby amended and restated as follows:
     “The Offeror intends to and will cause the Company to apply for termination of registration of the Common Shares and ADSs under the Exchange Act as soon after the completion of the Offer as the requirements for such termination are met or, if the Offeror elects to provide for a subsequent offering period, as soon after the completion of the subsequent offering period as the requirements for such termination are met.”

Item 12.	Exhibits.

Exhibit
Number	Description

(a)(1)(i)	Offer to Purchase, dated September 29, 2006.*

(a)(1)(ii)	Form of Letter of Transmittal.*

(a)(1)(iii)	Form of Notice of Guaranteed Delivery.*

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(vii)	Instructions for Completing Form W-8BEN.*

(a)(1)(viii)	Summary Advertisement as published on September 29, 2006 in The Wall Street Journal.*

(a)(5)	Joint Press Release issued by the Parent and the Company on September 12, 2006.*

(b)	None.

(d)(1)	Combination Agreement, dated as of September 12, 2006, by and among the Parent, the Offeror and the Company.*

(d)(2)	Form of Stockholder Tender and Voting Agreement entered into between the Parent and each of Excelsior VI-A C.V., Excelsior VI-B C.V., Excelsior VI, L.P., GAP Coinvestment Partners II, L.P., General Atlantic Partners 64, L.P., i-Hatch Advisors, L.P., i-Hatch Ventures, L.P., i-Hatch WTC Holdings, LLC, Nokia Venture Partners II, L.P., NVP II Affiliates Fund, L.P., Patricof Private Investment Club III, L.P., SAIF Capital Limited and SK Telecom Co., Ltd. on September 12, 2006.*

(g)	None.

(h)	None.

*	Previously filed.

      After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

RN INTERNATIONAL HOLDINGS B.V.

By:	/s/ Michael R. Eggers

Name: Michael R. Eggers

REALNETWORKS, INC.

By:	/s/ Robert Glaser

Name: Robert Glaser
Dated: October 23, 2006

EXHIBIT INDEX

Exhibit
Number	Description

(a)(1)(i)	Offer to Purchase, dated September 29, 2006.*

(a)(1)(ii)	Form of Letter of Transmittal.*

(a)(1)(iii)	Form of Notice of Guaranteed Delivery.*

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(vii)	Instructions for Completing Form W-8BEN.*

(a)(1)(viii)	Summary Advertisement as published on September 29, 2006 in The Wall Street Journal.*

(a)(5)	Joint Press Release issued by the Parent and the Company on September 12, 2006.*

(b)	None.

(d)(1)	Combination Agreement, dated as of September 12, 2006, by and among the Parent, the Offeror and the Company.*

(d)(2)	Form of Stockholder Tender and Voting Agreement entered into between the Parent and each of Excelsior VI-A C.V., Excelsior VI-B C.V., Excelsior VI, L.P., GAP Coinvestment Partners II, L.P., General Atlantic Partners 64, L.P., i-Hatch Advisors, L.P., i-Hatch Ventures, L.P., i-Hatch WTC Holdings, LLC, Nokia Venture Partners II, L.P., NVP II Affiliates Fund, L.P., Patricof Private Investment Club III, L.P., SAIF Capital Limited and SK Telecom Co., Ltd. on September 12, 2006.*

(g)	None.

(h)	None.

*	Previously filed.